EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Re: Immediate report - Class Action

On November 5, 2015, the Company received a class action certification motion that had been filed with the Central District Court.

In the motion, which was filed by two of the Company’s subscribers, it was alleged that the Company had taken advantage of its monopolistic status, among other ways, by “preventing and blocking the existence of competition in general, and the existence of effective competition in the Israeli communications market” thereby causing damage to the Israeli public and making unreasonable profit exclusively as a result of exploiting its power as a monopoly.

The petitions maintain that the damage which the Company caused to the Israeli communications market is expressed in the Company’s excess and unreasonable profitability, and they seek damages of NIS 800 million which they allege is based on 10% of the Company’s excess operating profit resulting from its exploitation of its power as a monopoly.

Accordingly, the petitioners estimate the claim amount at NIS 566 million, after deducting the amount claimed in another proceeding (a class action certification motion in the amount of NIS 244 million, on grounds of exploitation of monopolistic status and which pertains to the Antitrust Commissioner’s determination - see the Company’s immediate report of August 31, 2015.

The Company is studying the claim and the motion and is unable, at the present stage, to evaluate their likelihood of success.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.